EXHIBIT 99.1

Seabridge Gold Achieves Further Expansion of Deep Kerr Resource

Inferred Resource Estimate Totals 19 Million Ounces Gold, 17.3 Billion Pounds Copper
2016 Drill Program Adds 400 Meters of Strike to Conceptual Underground Mine Plan

TORONTO, Feb. 16, 2017 (GLOBE NEWSWIRE) -- Seabridge Gold Inc. announced today an updated independent mineral resource estimate for the Deep Kerr Deposit at its 100%-owned KSM Project in northwestern British Columbia, Canada.  The new inferred resource now totals 1.92 billion tonnes grading 0.41% copper and 0.31 g/T gold (containing 19.0 million ounces of gold and 17.3 billion pounds of copper) constrained by conceptual block cave shapes.

The updated resource estimate represents an increase of 3.0 million ounces of gold and 2.1 billion pounds of copper over last year’s inferred resource estimate which was incorporated into the updated National Instrument 43-101 Technical Report on KSM announced on September 19, 2016.

Seabridge Chairman and CEO Rudi Fronk noted that “the resource additions at Deep Kerr fall within a conceptual mine plan that supports cost-effective block-cave underground mining methods. The estimate has been constrained by this mining method. As the deposit grows year by year, it provides us with further opportunities for economic optimization including increased production rates and higher cut-off grades if we need them. You can see the upward trend of projected economics in the new Technical Report we released last year. The Technical Report contains a Preliminary Economic Assessment incorporating the inferred Deep Kerr resource into the KSM project and the positive economic impact is striking. This year’s resource additions likely mean further enhancements to the project’s economics,” Fronk said.

“The 3.0 million ounce increase in inferred gold resources is once again accretive in terms of ounces of gold per share, as these new ounces more than offset the one million shares issued in two financings completed in 2016. Growing ounces of gold per share remains an important objective in Seabridge’s corporate strategy,” Fronk added.

Gold, copper, silver and molybdenum grades in the resource were estimated by Resource Modeling Inc. (“RMI”) using inverse distance weighting methods and gold and copper grade domains that were designed within modeled structural and lithologic controls of mineralization for the Deep Kerr zone. Trend plane search strategies were defined for four distinct structural domains defining strike and dip projections for sample data. Copper and gold domains were comparable to those used in the resource model completed in March of 2016 that was also prepared by RMI. Drilling during the 2016 campaign corroborated the major controls identified in past drilling with respect to copper and gold distribution and the predictability of the resource model.

The grade models were validated visually and by comparisons with nearest neighbor models. The drill hole database that was used for the estimate of the Deep Kerr mineral resources consisted primarily of data collected by Seabridge from 77 core drill holes totaling more than 74,000 meters of core drilling completed between 2009 and 2016. RMI reviewed the quality assurance/quality control protocols and results associated with the Seabridge drilling and has concluded that the number and type of gold and copper standard reference materials (standards, blanks, and duplicates) were reasonable. Based on the performance of those standard reference materials, RMI believes that the Seabridge drill samples are reproducible and suitable for estimating mineral resources. Historical drill hole results were used in conjunction with the 77 Seabridge core holes to estimate block grades for the upper portion of the Deep Kerr resource.

Block net smelter return values (“NSR” values) were calculated by Moose Mountain Technical Services using metal recovery projection formulae developed by TetraTech from metallurgical test work. This NSR value, stated in terms of Canadian dollars, reflects metal prices, a US/Cdn currency exchange rate of 0.80, and offsite transportation, smelting, and refining charges.

Deep Kerr was treated as a potential block cave (bulk underground) mining target. The lateral and vertical continuity of the zone provides a geometric configuration that is likely to be amenable to these mining methods. Seabridge has retained Golder Associates, a leading industry expert in underground mining, to undertake bulk underground mining studies for Deep Kerr. Golder used the block model prepared by RMI to establish three separate draw point elevations at an NSR shutoff value of Cdn$16, and the conceptual cave footprints of these three elevations were extruded upward 495 meters. Resources within the extruded shapes were tabulated for each of the three hypothetical draw point elevations using an NSR cut-off value of Cdn$16, consistent with last year’s resource statement in the Technical Report. Evaluation of the economic potential of Deep Kerr was based on metal prices of US$3.00 per pound of copper, US$1300 per ounce of gold, US$20 per ounce of silver, US$9.70 per pound of molybdenum together with estimated metal recoveries from metallurgical test work. These metal prices are generally in line with, or lower than, the metal prices used by major mining companies for their current resource disclosure for similar types of projects.

A comparison of the previous Deep Kerr inferred resource estimate to the updated resource estimate is as follows:

Deep Kerr Undiluted Block Cave Inferred Mineral Resources at C$16 NSR Cutoff

Date of Estimate	Tonnes (millions)	Average Grades				Contained Metal
		Gold (gpt)	Copper (%)	Silver (gpt)	Moly (ppm)	Gold (000 ounces)	Copper (million pounds)	Silver (000 ounces)	Moly (M pounds)
May 31, 2016	1,609	0.31	0.43	1.8	25	16,036	15,249	93,115	89
February 13, 2017	1,921	0.31	0.41	2.1	24	19,050	17,301	130,853	102
Note: Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

Resource estimates included herein were prepared by RMI under the direction of Michael Lechner, who is independent of Seabridge and a Qualified Person as defined by National Instrument 43-101. Mr. Lechner is a highly-regarded expert in his field and frequently undertakes independent resource estimates for major mining companies. Mr. Lechner has reviewed and approved this news release.

Exploration activities by Seabridge at the KSM Project have been conducted under the supervision of William E. Threlkeld, Registered Professional Geologist, Senior Vice President of the Company and a Qualified Person as defined by National Instrument 43-101. An ongoing and rigorous quality control/quality assurance protocol was employed during the 2016 program including the submission of blank and certified reference standards, in addition all copper assays that exceeded 0.25% Cu were re-analyzed using ore grade analytical techniques. Cross-check analyses are conducted at a second external laboratory on at least 10% of the samples. Samples were assayed at ALS Chemex Laboratory, Vancouver, B.C., using fire assay atomic adsorption methods for gold and total digestion ICP methods for other elements.

Seabridge holds a 100% interest in several North American gold projects. The Company’s principal assets are the KSM Project located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a full breakdown of Seabridge’s mineral reserves and mineral resources by category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This document contains "forward-looking information" within the meaning of Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as "forward-looking statements" are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the estimated amount and grade of mineral resources; (ii) the growth of the deposit providing the Company with further opportunities for economic optimization, including increased production rates and higher cut-off grades; (iii) the shape of the deposit supporting the most cost-effective underground mining methodologies; (iv) the resource additions likely meaning further enhancements to the project’s economics;  (v) the lateral and vertical continuity of the deposit providing a geometric configuration that is likely to be amenable to block cave mining methods;  (vi) the number and type of gold and copper standard reference materials (standards, blanks, and duplicates) being reasonable and the Seabridge drill samples being reproducible and suitable for estimating mineral resources. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "envisages", "assumes", "intends", "strategy", "goals", "objectives" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

All forward-looking statements are based on Seabridge's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. The principle assumptions are listed above, but others include: (i) the presence of and continuity of metals at the Project at modeled grades; (ii) the capacities of various machinery and equipment and the geotechnical characteristics of the resource material; (iii) the availability of personnel, machinery and equipment at estimated prices; (iv) exchange rates; (v) metals sales prices; (vi) appropriate discount rates; (vii) tax rates and royalty rates applicable to the proposed mining operation; (viii) financing structure and costs; (ix) anticipated mining losses and dilution; (x) metallurgical performance; (xi) reasonable contingency requirements; (xii) success in realizing proposed operations; (xiii) receipt of regulatory approvals on acceptable terms, including the necessary right of way for the proposed tunnels; and (xiv) the negotiation of satisfactory terms with impacted First Nations groups. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward looking statements, such as statements of net present value and internal rates of return, which are based on most of the other forward-looking statements and assumptions herein. The cost information is also prepared using current values, but the time for incurring the costs will be in the future and it is assumed costs will remain stable over the relevant period.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur, but specifically include, without limitation: risks relating to variations in the mineral content or geotechnical characteristics within the material identified as mineral reserves or mineral resources from that predicted; variations in rates of recovery and extraction; developments in world metals markets; risks relating to fluctuations in the Canadian dollar relative to the US dollar; increases in the estimated capital and operating costs or unanticipated costs; difficulties attracting the necessary work force; increases in financing costs or adverse changes to the terms of available financing, if any; tax rates or royalties being greater than assumed; changes in development or mining plans due to changes in logistical, technical or other factors; changes in project parameters as plans continue to be refined; risks relating to receipt of regulatory approvals or settlement of an agreement with impacted First Nations groups; the effects of competition in the markets in which Seabridge operates; operational and infrastructure risks and the additional risks described in Seabridge's Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2015 and in the Corporation's Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml). Seabridge cautions that the foregoing list of factors that may affect future results is not exhaustive.

When relying on our forward-looking statements to make decisions with respect to Seabridge, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Seabridge does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Seabridge or on our behalf, except as required by law.

ON BEHALF OF THE BOARD
"Rudi Fronk"
Chairman and C.E.O.

For further information, please contact:
Rudi P. Fronk, Chairman and C.E.O.
Tel: (416) 367-9292 · Fax: (416) 367-2711
Email: info@seabridgegold.net